HINDALCO

ADITYA BIRLA GROUP

05010565

Ref: AM:PVK:577:2005

Date: ~~28th Februa~~ry, 2005 11th Aug.

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549, TELE: 001-202 5512800
United States of America.

82-3428

SUPPL

Attn:- International Corporate Finance

Dear Sir,

Sub:- Auditors' Limited Review Report, under Clause 41 of the Listing Agreement.

Please find enclosed herewith a Limited Review Report given by Statutory Auditor of our Company, M/s Singhi & Co., Kolkata, pursuant to Clause 41 of the Listing Agreement, in connection with the Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2005.

Please take the same on your record and acknowledge.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited**

ANIL MALIK
Company Secretary

Encl:- as above

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

8/18

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 462 6666 • Fax : 422 7586 / 436 2516 • Email : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : Po. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107

SINGHI & CO.
CHARTERED ACCOUNTANTS

REVIEW REPORT

The Board of Directors,
M/s. Hindalco Industries Limited,
"Century Bhavan", 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai – 400 025

We have reviewed the accompanying statement of Un-audited Financial Results of **M/S. HINDALCO INDUSTRIES LIMITED** for the quarter ended 30th June, 2005. This Financial statement is the responsibility of the Company's Management.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of Un-audited Quarterly Financial Results, has not disclosed the information required to be disclosed in terms of clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material mis-statement.

For Singhi & Co.,
Chartered Accountants

Rajiv Singhi

(Rajiv Singhi)
Partner
Membership No. 53518

1B, Old Post Office Street
Kolkata – 700 001
Dated, the 29th day of July, 2005

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

UNAUDITED (PROVISIONAL) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2005

(Rupees in Million)

	Particulars	Quarter ended 30/06/2005 (Unaudited)	Quarter ended 30/06/2004 (Unaudited)	Year ended 31/03/2005 (Audited)
1	**Net Sales & Operating Revenues**	22,078	**20,616**	**95,233**
2	**Other Income**	336	**515**	**2,700**
3	**Total Expenditure**	16,034	**16,006**	**72,467**
	(a). (Increase)/Decrease in Stock in Trade	(2,502)	(1,236)	(2,557)
	(b). Consumption of Raw Materials	11,373	10,508	46,396
	(c). Staff Cost	1,092	1,044	4,126
	(d). Manufacturing and Operating Expenses	5,193	4,576	20,112
	(e). Other Expenditure	878	1,114	4,390
4	**Interest & Finance Charges**	461	440	**1,700**
5	**Gross Profit**	5,919	**4,685**	**23,766**
6	**Depreciation**	1,169	**1,057**	**4,633**
7	**Profit before Tax & Extra Ordinary Expenses**	4,750	**3,628**	**19,133**
	Extra Ordinary Expenses	-	-	**91**
8	**Profit before Tax**	4,750	**3,628**	**19,042**
9	**Provision for Tax**	1,501	**1,272**	**6,464**
	(a). Provision for Current Tax	1,275	959	5,705
	(b). Provision for Deferred Tax	212	313	759
	(b). Provision for Fringe Benefit Tax	14	-	-
10	**Net Profit for the period**	3,249	**2,356**	**12,578**
	Provision for deferred tax for earlier years	-	-	**(716)**
11	**Net Profit**	3,249	**2,356**	**13,294**
12	**Paid-up Equity Share Capital (Face Value : Rs.10/- per Share)**	928	**928**	**928**
13	**Reserves**			**75,738**
14	**Basic & Diluted EPS (Rs.)**	35	**25**	**143**
15	**Aggregate of non-promoter shareholding**			
	(a). Number of shares	68,708,436	68,501,820	68,706,740
	(b). Percentage of shareholding	74.06%	74.08%	74.06%

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/06/2005 (Unaudited)	Quarter ended 30/06/2004 (Unaudited)	Year ended 31/03/2005 (Audited)
1. Segment Revenue			
(a) Aluminium Business	13,406	11,602	52,521
(b) Copper Business	8,677	9,033	42,712
	22,083	20,635	95,233
Less: Inter Segment Revenue	(5)	(19)	-
Net Sales/Income from operations	22,078	**20,616**	**95,233**
2. Segment Results (Profit/Loss before Tax and interest from each Segment)			
(a) Aluminium Business	4,384	3,264	15,957
(b) Copper Business	529	404	2,538
	4,913	3,668	18,495
Less: Interest & Finance Charges	**(461)**	(440)	**(1,700)**
	4,452	3,228	16,795
Add: Other un-allocable Income net of un-allocable expenses	298	400	2,338
Profit before Tax & Extraordinary Items	4,750	3,628	**19,133**
3. Capital Employed (Segment Assets-Segment Liabilities)			
(a) Aluminium Business	54,334	52,441	55,129
(b) Copper Business	41,015	32,990	37,813
	95,349	**85,431**	**92,942**

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

Notes:

1 The second captive power unit of 100 MW capacity at Hirakud, Orissa has been commissioned during the period.

2 The Company has commissioned brownfield expansion at its Copper plant at Dahej, Gujarat in July, 2005. On achieving full ramp-up the capacity will gradually increase to 500,000 tpa.

3 The Board of Directors in their meeting held on 12th July, 2005 has proposed sub-division of equity shares of the Company from Rs 10 to Re 1 per share. An Extra-ordinary General Meeting has been called on 6th August, 2005 to approve the said proposal.

4 Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.04.2005	Received	Resolved	Pending as on 30.06.2005
1	8	8	1

5 Figures of previous periods have been regrouped wherever found necessary.

6 The above results have been taken on record at the meeting of the Board of Directors of the Company held on Friday, 29th July, 2005.

7 The quarterly results for the period ended 30th June, 2005 have been reviewed by the Auditors.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place: Mumbai
Dated: 29th July, 2005

UNAUDITED (PROVISIONAL) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2005

(Rupees in Million)

	Particulars	Quarter ended 30/06/2005 (Unaudited)	Quarter ended 30/06/2004 (Unaudited)	Year ended 31/03/2005 (Audited)
1	**Net Sales & Operating Revenues**	**22,078**	20,616	95,233
2	**Other Income**	**336**	515	2,700
3	**Total Expenditure**	**16,034**	16,006	72,467
	(a). (Increase)/Decrease in Stock in Trade	(2,502)	(1,236)	(2,557)
	(b). Consumption of Raw Materials	11,373	10,508	46,396
	(c). Staff Cost	1,092	1,044	4,126
	(d). Manufacturing and Operating Expenses	5,193	4,576	20,112
	(e). Other Expenditure	878	1,114	4,390
4	**Interest & Finance Charges**	**461**	440	1,700
5	**Gross Profit**	**5,919**	4,685	23,766
6	**Depreciation**	**1,169**	1,057	4,633
7	**Profit before Tax & Extra Ordinary Expenses**	**4,750**	3,628	19,133
	Extra Ordinary Expenses	-	-	91
8	**Profit before Tax**	**4,750**	3,628	19,042
9	**Provision for Tax**	**1,501**	1,272	6,464
	(a). Provision for Current Tax	1,275	959	5,705
	(b). Provision for Deferred Tax	212	313	759
	(b). Provision for Fringe Benefit Tax	14	-	-
10	**Net Profit for the period**	**3,249**	2,356	12,578
	Provision for deferred tax for earlier years	-	-	(716)
11	**Net Profit**	**3,249**	2,356	13,294
12	**Paid-up Equity Share Capital (Face Value : Rs.10/- per Share)**	**928**	928	928
13	**Reserves**			75,738
14	**Basic & Diluted EPS (Rs.)**	**35**	25	143
15	**Aggregate of non-promoter shareholding**			
	(a). Number of shares	68,708,436	68,501,820	68,706,740
	(b). Percentage of shareholding	74.06%	74.08%	74.06%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Quarter ended 30/06/2005 (Unaudited)	Quarter ended 30/06/2004 (Unaudited)	Year ended 31/03/2005 (Audited)
1. Segment Revenue			
(a) Aluminium Business	13,406	11,602	52,521
(b) Copper Business	8,677	9,033	42,712
	22,083	20,635	95,233
Less: Inter Segment Revenue	(5)	(19)	-
Net Sales/Income from operations	22,078	20,616	95,233
2. Segment Results (Profit/Loss before Tax and interest from each Segment)			
(a) Aluminium Business	4,384	3,264	15,957
(b) Copper Business	529	404	2,538
	4,913	3,668	18,495
Less: Interest & Finance Charges	(461)	(440)	(1,700)
	4,452	3,228	16,795
Add: Other un-allocable Income net of un-allocable expenses	298	400	2,338
Profit before Tax & Extraordinary Items	4,750	3,628	19,133
3. Capital Employed (Segment Assets-Segment Liabilities)			
(a) Aluminium Business	54,334	52,441	55,129
(b) Copper Business	41,015	32,990	37,813
	95,349	85,431	92,942

Notes:

1 The second captive power unit of 100 MW capacity at Hirakud, Orissa has been commissioned during the period.

2 The Company has commissioned brownfield expansion at its Copper plant at Dahej, Gujarat in July, 2005. On achieving full ramp-up the capacity will gradually increase to 500,000 tpa.

3 The Board of Directors in their meeting held on 12th July, 2005 has proposed sub-division of equity shares of the Company from Rs 10 to Re 1 per share. An Extra-ordinary General Meeting has been called on 6th August, 2005 to approve the said proposal.

4 Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.04.2005	Received	Resolved	Pending as on 30.06.2005
1	8	8	1

5 Figures of previous periods have been regrouped wherever found necessary.

6 The above results have been taken on record at the meeting of the Board of Directors of the Company held on Friday, 29th July, 2005.

7 The quarterly results for the period ended 30th June, 2005 have been reviewed by the Auditors.

By and on behalf of the Board

D. Bhattacharya
Managing Director

Place : Mumbai
Dated : 29th July, 2005

HINDALCO INDUSTRIES LIMITED

Regd. Office : "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 025.

An Aditya Birla Group Company